Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00525)

ANNOUNCEMENT OF

(1) POLL RESULTS OF THE 2019 EXTRAORDINARY GENERAL MEETING HELD ON

23 DECEMBER 2019

AND

(2) CHANGE OF DIRECTORS AND SUPERVISOR

The Board is pleased to announce that all the ordinary resolutions set out in the EGM Notice were duly passed by the Independent Shareholders or the Shareholders (as the case may be) by way of poll at the EGM held on 23 December 2019.

Reference is made to the notice (the “EGM Notice”) of the 2019 extraordinary general meeting (the “EGM”) of Guangshen Railway Company Limited (the “Company”) and the circular of the Company (the “Circular”) both dated 8 November 2019. Unless otherwise defined herein, capitalized terms used herein shall have the same meanings as those defined in the EGM Notice and the Circular.

POLL RESULTS OF THE EGM

The Board is pleased to announce that all the ordinary resolutions set out in the EGM Notice were duly passed by the Independent Shareholders or the Shareholders (as the case may be) by way of poll at the EGM held on 23 December 2019. The poll results in respect of the ordinary resolutions are as follows:

Number of votes and percentage
ORDINARY RESOLUTIONS WITHOUT THE ADOPTION OF CUMULATIVE VOTING SYSTEM		FOR	AGAINST	ABSTAIN FROM VOTING
1.

(a)   the comprehensive services framework agreement dated 30 October 2019 entered into between the Company and China State Railway Group Co., Ltd.* (中國國家鐵路集 團有限公司) (the “Comprehensive Services Framework Agreement”), the continuing connected transactions contemplated thereunder, and the proposed annual caps in relation to the continuing connected transactions under the Comprehensive Services Framework Agreement for the three financial years ending 31 December 2022, be and are hereby approved; and

(b)   any one director of the Company be and is hereby authorized for and on behalf of the Company to execute all such other documents and agreements and do all such acts and things as he may in his absolute discretion consider to be necessary, desirable, appropriate or expedient to implement and/or give effect to the transactions under the Comprehensive Services Framework Agreement and all matters incidental or ancillary thereto.

		983,122,324 99.74%	1,025,800 0.10%	1,562,850 0.16%

2.	the termination of the engagement of Mr. Li Zhiming as a shareholder representative supervisor of the Company be and is hereby reviewed and approved.	3,318,058,299 91.78%	11,363,536 0.31%	285,740,439 7.90%

3.	the termination of the engagement of Mr. Yu Zhiming as a non-executive director of the Company be and is hereby reviewed and approved.	3,317,911,449 91.78%	11,491,686 0.32%	285,759,139 7.90%

4.	the termination of the engagement of Ms. Chen Xiaomei as a non-executive director of the Company be and is hereby reviewed and approved.	3,317,737,549 91.77%	11,498,086 0.32%	285,926,639 7.91%

5.	the termination of the engagement of Mr. Luo Qing as an executive director of the Company be and is hereby reviewed and approved.	3,317,925,499 91.78%	11,342,986 0.31%	285,893,789 7.91%

6.	the appointment of Mr. Meng Yong as a shareholder representative supervisor of the Company be and is hereby reviewed and approved.	3,281,244,204 90.76%	48,098,081 1.33%	285,819,989 7.91%

ORDINARY RESOLUTIONS WITH THE ADOPTION OF CUMULATIVE VOTING SYSTEM		Number of votes and percentage	Elected or not
7.	Resolutions in relation to the appointment of the following directors:

7.1.	the appointment of Mr. Guo Jiming as a non-executive director of the Company by adopting the cumulative voting system be and is hereby reviewed and approved.	3,272,024,764 90.51%	Yes

7.2.	the appointment of Mr. Zhang Zhe as a non-executive director of the Company by adopting the cumulative voting system be and is hereby reviewed and approved.	3,272,032,313 90.51%	Yes

7.3.	the appointment of Mr. Guo Xiangdong as an executive director of the Company by adopting the cumulative voting system be and is hereby reviewed and approved.	3,714,102,721 102.74%	Yes

*	The English name is for identification purposes only.

Computershare Hong Kong Investor Services Limited, the Company’s branch share registrar in Hong Kong, was appointed as the scrutineer for the vote-taking at the EGM.

As at the date of the EGM, the Company has 7,083,537,000 Shares in issue.

GRGC, holder of 2,629,451,300 Shares, representing approximately 37.12% of the total issued share capital of the Company as at the date of the EGM, was required to abstain and had abstained from voting on Resolution No. 1 at the EGM. Accordingly, the total number of Shares entitling the Independent Shareholders to attend and vote for or against or abstain from voting on Resolution No. 1 at the EGM was 4,454,085,700.

None of the Shareholders was required to abstain from voting on Resolutions No. 2 to No. 7 at the EGM. Accordingly, the total number of Shares entitling the Shareholders to attend and vote for or against or abstain from voting on Resolutions No. 2 to No. 7 at the EGM was 7,083,537,000.

Save as disclosed above, there were no Shares entitling the Shareholders to attend and abstain from voting in favour of any resolutions at the EGM pursuant to Rule 13.40 of the Listing Rules. There were no Shares entitling the Shareholders to attend and vote only against any resolutions at the EGM. None of the Shareholders had stated their intention in the Circular to vote against any resolutions or to abstain from voting at the EGM.

CHANGE OF DIRECTORS AND SUPERVISOR

Following the conclusion of the EGM, Mr. Li Zhiming has ceased to be a shareholder representative supervisor of the Company, Mr. Yu Zhiming and Ms. Chen Xiaomei have ceased to be non-executive Directors and Mr. Luo Qing has ceased to be an executive Director. Each of Mr. Li Zhiming, Mr. Yu Zhiming, Ms. Chen Xiaomei and Mr. Luo Qing has confirmed that he or she has no disagreement in all aspects with the Supervisory Committee or the Board and there is no other matter in relation to the termination of his or her engagement that needs to be brought to the attention of the Shareholders or HKSE. The Board would like to thank Mr. Li Zhiming, Mr. Yu Zhiming, Ms. Chen Xiaomei and Mr. Luo Qing for their valuable contribution to the Company during their term of service.

At the EGM, Mr. Meng Yong was appointed as a shareholder representative supervisor of the eighth session of the Supervisory Committee, Mr. Guo Jiming and Mr. Zhang Zhe were appointed as non- executive Directors of the eighth session of the Board, and Mr. Guo Xiangdong was appointed as an executive Director of the eighth session of the Board. The biographic details of Mr. Meng Yong, Mr. Guo Jiming, Mr. Zhang Zhe, and Mr. Guo Xiangdong are set out below.

Mr. Meng Yong

Mr. Meng Yong, male, born in September 1967, holds a university degree and is an accountant. Mr. Meng had previously served as the head of Finance Planning Division of Finance Section of GRGC, the deputy director of Finance Section of GRGC and the deputy director of Finance Department (Revenue Division) of GRGC. He has been serving as the director of Audit Department of GRGC since April 2019.

As at the date of this announcement, Mr. Meng does not have or is not deemed to have any interests in any securities or underlying securities of the Company within the meaning of Part XV of the SFO.

Mr. Guo Jiming

Mr. Guo Jiming, male, born in December 1967, holds a university degree and is a senior accountant. Mr. Guo had previously served as the deputy head of Finance Subsection of Wuhan Sub-bureau of Zhengzhou Railway Bureau, the head of Finance Section and the director of Capital Settlement Center of Wuhan Railway Bureau, the chief accountant of Jinan Railway Bureau and the chief accountant of China Railway Jinan Group Co., Ltd. He has been serving as the chief accountant of GRGC since July 2019.

As at the date of this announcement, Mr. Guo does not have or is not deemed to have any interests in any securities or underlying securities of the Company within the meaning of Part XV of the SFO.

Mr. Zhang Zhe

Mr. Zhang Zhe, male, born in October 1971, holds a bachelor’s degree and is a senior engineer. Mr. Zhang had previously served as the head of Tangxi Railway Station of Guangzhou Railway Group Yang Cheng Railway Company, the head of Subsection of Freight Transportation and Marketing of Yang Cheng Railway Company, the deputy director of Safety Supervision Sub-office of Guangzhou Railway Office, the deputy head of Jiangcun Railway Station of the Company, the head of Zhaoqing Train Section of Guangdong Sanmao Railway Co., Ltd. and the head of Guangzhou South Railway Station of the Company. He has been serving as the director of Passenger Transport Department of GRGC since April 2019.

As at the date of this announcement, Mr. Zhang does not have or is not deemed to have any interests in any securities or underlying securities of the Company within the meaning of Part XV of the SFO.

Mr. Guo Xiangdong

Mr. Guo Xiangdong, male, born in November 1965, holds a bachelor’s degree and a MBA degree and is an economist. Mr. Guo had previously served as the deputy section chief, the deputy director and the director of the Secretariat of the Board. He had served as the secretary of the Board since January 2004 and the deputy general manager of the Company and the secretary of the Board from November 2010 to October 2019. He has been serving as the chairman of Labor Union of the Company since October 2019.

As at the date of this announcement, Mr. Guo holds 80,000 A Shares, representing approximately 0.0014% of the total issued A Shares and 0.0011% of the total issued Shares. Save as disclosed above, Mr. Guo does not have or is not deemed to have any interests in any securities or underlying securities of the Company within the meaning of Part XV of the SFO.

Save as disclosed above, as at the date of this announcement, none of Mr. Meng Yong, Mr. Guo Jiming, Mr. Zhang Zhe and Mr. Guo Xiangdong (i) has held any directorship in any listed public companies in the three years prior to the date of this announcement, the securities of which are listed on any securities market in Hong Kong or overseas; (ii) has any other major appointment or professional qualification; or (iii) has relationship with any other Directors, Supervisors, senior management or substantial or controlling Shareholders.

Save as disclosed above, as at the date of this announcement, there are no other matters concerning the appointment of Mr. Meng Yong, Mr. Guo Jiming, Mr. Zhang Zhe and Mr. Guo Xiangdong that need to be brought to the attention to the Shareholders nor any information required to be disclosed pursuant to Rule 13.51(2) of the Listing Rules.

The Board would like to take this opportunity to welcome Mr. Meng Yong, Mr. Guo Jiming, Mr. Zhang Zhe and Mr. Guo Xiangdong on their new appointment.

By Order of the Board

Guangshen Railway Company Limited

Tang Xiangdong

Company Secretary

Shenzhen, the PRC

23 December 2019

As at the date of this announcement, the Board consists of:

Executive Directors

Wu Yong Hu

Lingling Guo

Xiangdong

Non-executive Directors

Guo Ji’an

Guo Jiming

Zhang Zhe

Independent Non-executive Directors

Chen Song Jia

Jianmin Wang

Yunting